UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports Under Sections 13 and 15(d)

of the Securities Exchange Act of 1934.

Commission File Number: 001-37729

LSC Communications, Inc.

(Exact name of registrant as specified in its charter)

P.O. Box 329003

Brooklyn, New York 11232

(773) 272-9200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Stock Purchase Rights

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share: Zero

Stock Purchase Rights: Zero

EXPLANATORY NOTE

On April 13, 2020, LSC Communications, Inc. (the “Company”) and certain of its affiliates commenced voluntary cases (the “Chapter 11 Cases”) under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York. The Chapter 11 Cases are being jointly administered under the caption “In re LSC Communications, Inc., et al.,” Case No. 20-10950 (SHL).

On March 10, 2021 (the “Effective Date”), the Company’s amended joint chapter 11 plan of liquidation (the “Plan”) became effective. Pursuant to section 4.2.9 of the Plan, all equity interests in the Company, including the common stock of the Company, were cancelled on the Effective Date and shall be of no further force and effect, whether surrendered for cancellation or otherwise. As a result, as of March 10, 2021, there are no holders of common stock or stock purchase rights of the Company.

Pursuant to the requirements of the Securities Exchange Act of 1934, LSC Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 10, 2021

LSC Communications, Inc.

By:	/s/ Suzanne S. Bettman
	Name:	Suzanne S. Bettman
	Title:	Secretary, Chief Compliance Officer and General Counsel